SEC FILE NUMBER
333-48225

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
NBC ACQUISITION CORP.

Full Name of Registrant

Former Name if Applicable
4700 South 19th Street

Address of Principal Executive Office (Street and Number)
Lincoln, Nebraska 68501-0529

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 27, 2011, as previously disclosed, NBC Acquisition Corp., a Delaware corporation (the “Company”), Nebraska Book Company, Inc., a wholly-owned subsidiary of the Company (”Nebraska Book”), and the subsidiaries of Nebraska Book (collectively, the “Debtors”) filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under the provisions of Chapter 11 of the Bankruptcy Code (Consolidated Case No. 11-12005 (collectively, the “Cases”). The Cases have been assigned to the Honorable Peter J. Walsh and are being jointly administered. The Debtors continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.
As a result of the pendency of the Cases, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Cases. This has resulted in a delay in the Company’s completion of its Annual Report on Form 10-K for its fiscal year ended March 31, 2011.
The Company expects to file its Form 10-K with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of the person to contact in regard to this notification

Mr. Alan G. Siemek 402-421-0499
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑*

*NOTE: The Company is a voluntary filer of reports required to be filed by certain companies under Sections 13 or 15(d) of the Securities Exchange Act of 1934 and has filed all reports that would have been required to be filed by the Company during the preceding 12 months had it been subject to such filing requirements.
(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s unaudited, preliminary results, the Company’s results of operations for fiscal 2011 have changed significantly as compared with fiscal 2010 as discussed below.
•	Revenues decreased by $7.0 million, or 1.2%, from $605.5 million to $598.4 million, primarily due to a decrease in same-store sales in the Bookstore Division and lower unit sales in the Textbook Division.

•	Gross profit decreased $3.0 million, or1.3%, from $235.3 million to $232.3 million, primarily due to the reasons noted above for the decline in revenues.

•	Operating expenses increased $101.8 million, or 56.2%, from $181.2 million to $283.0 million, primarily due to an $89.0 million goodwill impairment charge and a $14.9 million increase in selling, general and administrative expenses primarily due to an increase in shipping and commission expense as a result of increased sales on the internet involving third-party websites, an increase in rent expense primarily due to an increase in the number of bookstores, an increase in consulting services related to refinancing efforts, expense reduction and top line growth initiatives and an increase in personnel expense primarily related to costs resulting from a voluntary early retirement plan and severance expenses.

•	Net income (loss) changed $100.6 million, from net income of $2.3 million to a net loss of $98.3 million, primarily due to the items noted above.
Based on the Company’s unaudited, preliminary results, the Company expects during the fourth quarter of 2011 to recognize a non-cash charge of $89.0 million related to the impairment of goodwill. The impairment is primarily due to lower operating results. No impairment charge was recorded for the year ended March 31, 2010.
The financial results and financial position for fiscal 2011 described above are unaudited and subject to change based on the completion of the preparation of the Form 10-K.
Forward-Looking Statements
This Form 12b-25 contains “forward-looking statements” made by the Company within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s ability to file its Form 10-K with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, the extent of any change in the Company’s results of operations as compared to the prior fiscal year and the size of the goodwill impairment. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various factors, risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed in these forward-looking statements, including, but not limited to,
•	the Chapter 11 proceedings may require that the Company continue to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Cases;

•	the completion of the final audit; and

•	the final determination of the annual impairment testing of goodwill.
Caution should be taken not to place undue reliance on the Company’s forward-looking statements, which represent the Company’s view only as of the date of this Form 12b-25, and which we assume no obligation to update.

NBC ACQUISITION CORP.
(Name of the Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2011	By:	/s/ Alan G. Siemek

Name: Alan G. Siemek
Title: Vice President and Treasurer
(principal financial and accounting officer)
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).